FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2014 Commission File Number 000-31102
LPBP Inc.
(Translation of registrant’s name into English)
447 March Road, Ottawa, Ontario, Canada K2K 1X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
LPBP Inc.

By:	/s/ Tom Burnett
Tom Burnett
President
September 10, 2014

Document	Description

1. 2. 3. 4.	Q3 2014 Financial Statements Q3 2014 Management’s Discussion and Analysis Form 52-109FV2 – Certification of Interim Filings by President Form 52-109FV2 – Certification of Interim Filings by CFO

Document 1

LPBP Inc.
Financial Statements
July 31, 2014
(Unaudited)

Notice to Reader:

The accompanying unaudited financial statements of LPBP Inc. for the period ended July 31, 2014 have been prepared by management and approved by the Audit Committee of the Company. These statements have not been reviewed by the Company’s independent auditors.

Sincerely,

/s/ John Anderson
John Anderson
CFO
September 10th, 2014

Statements of Financial Position
[Unaudited]

As at	July 31	October 31
[Thousands of Canadian dollars]	2014	2013
Assets
Cash	$316	$143
Other receivables (Note 3)	7	12
Total Assets	$323	$155

Equity and Liabilities
Common shares – Class A	$-	$-
Common shares – Class B (Note 4)	273	273
Deficit	(413)	(137)
Total equity	(140)	136

Current liabilities
Accounts payable and accrued liabilities	$3	$19
Income tax payable	210	-
Total current liabilities	213	19

Long Term Liabilities
Long term debt (Note 6)	$250	$-
Total long term liabilities	250	-

Total Equity and Liabilities	$323	$155

The accompanying notes form an integral part of these interim consolidated financial statements.

 LPBP Inc. Interim Report July 31, 2014
[unaudited]

Statements of Loss and Comprehensive Loss
[Unaudited]

	Three months ended July 31		Six months ended July 31
[Thousands of Canadian dollars, except per share amounts]	2014	2013	2014	2013

General and administration expenses	$(12)	$(12)	$(66)	$(65)
Income tax - current	(210)	-	(210)	-
Net loss and comprehensive loss	$(222)	$(12)	$(276)	$(65)
Earnings per share, basic and diluted (Note 5)	$-	$-	$-	$-

The accompanying notes form an integral part of these interim consolidated financial statements.

Statements of Changes in Equity
[Unaudited]

	Three months ended July 31		Six months ended July 31
[Thousands of Canadian dollars]	2014	2013	2014	2013

Deficit beginning of period	$(191)	(100)	(137)	(47)
Net loss and comprehensive loss	(222)	(12)	(276)	(65)
Deficit end of period	$(413)	(112)	(413)	(112)

The accompanying notes form an integral part of these interim consolidated financial statements.

 LPBP Inc. Interim Report July 31, 2014
[unaudited]

Statements of Cash Flows
[Unaudited]

	Three months ended July 31		Six months ended July 31
[Thousands of Canadian dollars]	2014	2013	2014	2013

Operating activities
Net loss for the period	$(222)	(12)	(276)	(65)
Changes in non-cash working capital balances relating to operations:
Other receivables	(2)	7	5	27
Accounts payable and accrued liabilities	(1)	(24)	(16)	(19)
Income taxes payable	210	-	210	-
Cash used in operating activities	(15)	(29)	(77)	(57)

Financing activities
Related party loan received (Note 6)	250	-	250	-
Cash provided by financing activities	250	-	250	-

Net increase (decrease) in cash during the period	235	(29)	173	(57)
Cash position, beginning of period	81	183	143	211
Cash position, end of period	$316	154	316	154

The accompanying notes form an integral part of these interim consolidated financial statements.

 LPBP Inc. Interim Report July 31, 2014
[unaudited]

Notes to Financial Statements
[unaudited]
[All amounts in thousands of Canadian dollars, except where noted]

1.	Nature of Operations

Effective May 1, 2004, LPBP Inc. (“LPBP” or the “Company” and which was previously named Hemosol Inc.) entered into an agreement with Nordion Inc. (“Nordion” and which was previously named MDS Inc.) which resulted in a reorganization of the Company’s business (the “Blood Products Business”) and the Ontario clinical laboratories services business (“Labs LP”) of Nordion pursuant to a plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario). After the Arrangement, shareholders, other than Nordion, held 0.44% of the equity shares and 53.1% of the voting shares of the Company. Nordion, a related party, held 99.56% of the equity shares of the Company and 46.9% of the voting shares of the Company.

On October 4, 2006, Nordion agreed to sell its Canadian diagnostics business in a transaction valued at $1.3 billion. Nordion’s Canadian diagnostics business included its general partnership interest in the business of Labs LP. To effect this transaction, MDS Laboratory Services Inc. (“MDS Labs”), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the “Partnership Sale”). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

On February 23, 2007, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.  As a result of the Partnership Sale, Labs LP was dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred in February 2007 to be held by Nordion in trust for the benefit of the Company.  The Company was entitled to the funds held by Nordion to fund its day- to -day operations including the payment of income taxes as well as dividends. During 2009, the remaining balance of funds held by Nordion was remitted to the Company, so no amount was being held by Nordion at July 31, 2014.

The Company has no ongoing operations.

2.	Basis of Presentation

The Ontario Securities Commission (OSC) requires an entity to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  IFRS also requires an entity to make an explicit and unreserved statement in those financial statements of compliance with IFRS.  These interim

 LPBP Inc. Interim Report July 31, 2014
[unaudited]

Notes to Financial Statements
[unaudited]
[All amounts in thousands of Canadian dollars, except where noted]

financial statements are expressed in Canadian dollars and are in compliance with International Accounting Standard 34 Interim Financial Reporting.

3.	Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

Financial Instruments
The Company has classified its cash as held-for-trading.  Accounts payable and accrued liabilities have been classified as other financial liabilities, which are measured at amortized cost.

Other Receivables
Represents HST receivable ($5.5) and income tax receivable ($1.5) as at July 31, 2014.

Taxation
The Company follows the liability method of income tax allocation. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using substantively enacted tax rates and laws that  are expected to be in effect when the differences are expected to reverse.

Use of accounting estimates
The financial statements are prepared in conformity with IFRS.  In certain cases, the Company’s management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods presented. Actual results could differ from estimates made by management.

 LPBP Inc. Interim Report July 31, 2014
[unaudited]

Notes to Financial Statements
[unaudited]
[All amounts in thousands of Canadian dollars, except where noted]

4.	Share Capital

Authorized
Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004.

Unlimited number of Class B Non-Voting Shares

Summary of Issued Share Capital:

(Number of shares in thousands)	Common Shares
	Number		July 31 2014	October 31 2013
Shares Issued – Class A Shares Issued – Class B	94,468 11,134,649	$	- 273	- 273
Closing balance	11,229,117		$273	273

The Company did not repurchase or cancel any issued shares for the periods ended July 31, 2014 and October 31, 2013.

5.	Earnings per Share

The weighted average number of shares for all periods is 11,229,117,000. The basic and diluted earnings per share for the six months ended July 31, 2014 and 2013 were negligible.

6.	Related Party Transactions

On August 6, 2014 Nordion Inc. was amalgamated with and into Nordion (Canada) Inc.  Nordion is a related party of the Company and the transactions with Nordion and its affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Periodically Nordion will pay expenses on behalf of the Company and be reimbursed at a later date.

In Q3 2014, Nordion loaned LPBP $250 to allow the company to pay its tax re-assessment received from CRA.  The loan is interest bearing and will be calculated annually at a rate of 4% per annum effective from July 31, 2014.

As at July 31, 2014, amounts owed to Nordion and included in accounts payable and accrued liabilities were nil (nil as at October 31, 2013).

 LPBP Inc. Interim Report July 31, 2014
[unaudited]

Document 2

LPBP Management's Discussion and Analysis

Management's Discussion and Analysis

September 10th, 2014

The following is management's discussion and analysis (MD&A) of the results of operations for LPBP Inc. (LPBP or the Company and which was previously named Hemosol Inc.) for the three and six months ended July 31, 2014 and its unaudited financial statements and accompanying notes. This MD&A should be read in conjunction with the audited financial statements for the year ended October 31, 2013.

This MD&A is intended to enable readers to gain an understanding of LPBP’s current results and financial position and provides the information that management believes is required to gain an understanding of LPBP's current results and to assess the Company's future prospects. Accordingly, certain sections of this report may contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

Overview
Pursuant to a May 2004 plan of arrangement (the Arrangement), the Company entered into an agreement with Nordion Inc. (“Nordion” and which was previously MDS Inc.) which resulted in a reorganization of the Company's business (the Blood Products Business) and Nordion's Ontario clinical laboratories services business (Labs LP).  Shareholders, other than Nordion, hold 0.44% of the equity shares and 53.1% of the voting shares of the Company.  On August 6, 2014 Nordion was amalgamated with and into Nordion (Canada) Inc.  Nordion, a related party, holds 99.56% of the equity shares and 46.9% of the voting shares of the Company.

On October 4, 2006, Nordion agreed to sell its Canadian diagnostics business in a transaction valued at $1.3 billion. Nordion’s Canadian diagnostics business included its general partnership interest in the business of Labs LP. To effect this transaction, MDS Laboratory Services Inc. (MDS Labs), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the Partnership Sale). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

On February 23, 2007, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.  As a result of the Partnership Sale, Labs LP was dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred in February 2007 to be held by Nordion in trust for the benefit of the Company. The Company was entitled to the funds held by Nordion to fund its

July 31, 2014
1

LPBP Management's Discussion and Analysis

day to day operations including the payment of income taxes as well as dividends. During 2009, the Company received the remaining balance of funds held by Nordion so no amounts were held by Nordion at July 31, 2014.

Management information circular containing further particulars of the Nordion Sale and the Partnership Sale are available at www.sedar.com.

As at July 31, 2014, the Company believes it has sufficient funds to meet its ongoing corporate expenses and obligations. No further distributions will be made to either the Class B shareholders or the Class A shareholders.

Operations
The Company has no ongoing operations.

Operating Results
The results for the Company were limited to general corporate expenses which were approximately the same as the previous comparative periods.

Liquidity and Capital Resources
The Company's liquidity and working capital was historically dependent on distributions from Labs LP.  Cash was paid out in dividends to shareholders, with any operating expenses being funded through the balance of distributions received from Labs LP.  After the sale and subsequent dissolution of the Labs LP, and after the distributions to its shareholders, the Company believes it has sufficient cash on hand to cover its income taxes and general corporate expenses for the foreseeable future.

In Q3 2014, Nordion loaned LPBP $250K to allow the company to pay its tax re-assessment received from CRA.  The loan is interest bearing and will be calculated annually at a rate of 4% per annum effective from July 31, 2014.

As at July 31, 2014 the Company has not entered into any other contractual obligations, which will require future payments, including long-term debt.  Additionally, the Company has not entered into commitments for capital expenditures nor does it intend to enter into such commitments.

Financial Instruments
There are no outstanding financial instruments as at July 31, 2014.

Off Balance Sheet Arrangements

July 31, 2014
2

LPBP Management's Discussion and Analysis

The Company has not entered into any off Balance Sheet arrangements as at July 31, 2014

Controls and Procedures
As part of the Form 52-109 certification, the Chief Executive Officer and the Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures to ensure that material information with respect to the Company is made known to them and that they have evaluated the effectiveness of the Company’s disclosure controls at the end of the period covered by this filing. Disclosure controls and procedures ensure that the information required to be disclosed by the Company in the reports it files or submits to the regulators is recorded, processed, summarized and reported, within the time period required. The Company has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

Recent Accounting Pronouncements
The Ontario Securities Commission (OSC) requires all public companies to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company has prepared both current and comparative financial information using IFRS beginning in the first quarter of fiscal 2012.

While the conceptual framework for IFRS and Canadian GAAP are similar, there are significant differences in recognition, measurement and disclosure requirements.  Based on the Company’s review, there was no financial impact due to the transition to IFRS.

July 31, 2014
3

Document 3

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Tom Burnett, President of LPBP Inc., certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of LPBP Inc. (the "issuer") for the interim period ended July 31, 2014.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

/s/ Tom Burnett
Date: September 10, 2014	President

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Document 4

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, John R. Anderson, Chief Financial Officer of LPBP Inc., certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of LPBP Inc. (the "issuer") for the interim period ended  July 31, 2014.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

/s/ John Anderson
Date: September 10, 2014	John R. Anderson Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.